EXHIBIT 23.1

Independent Auditor’s Consent

The Board of Directors, Unitholders and Shareholders

ONEOK Partners, L.P.

ONEOK, Inc.

We consent to the use of our report dated June 22, 2006, with respect to the combined balance sheets of the ONEOK Energy Assets as of December 31, 2005 and 2004, and the related combined statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, included herein. Our report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

/s/ KPMG LLP

Tulsa, Oklahoma

June 22, 2006